UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:  Dreyfus BNY Mellon Funds, Inc.

Address of Principal Business Offices  (No. & Street, City, State, Zip Code):

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Telephone Number (including area code):  (212) 922-6000

Name and address of agent for service of process:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Copy to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes           [X]           No           [   ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 13th day of November, 2013.

DREYFUS BNY MELLON FUNDS, INC.

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Director

Attest:	/s/ James Bitetto
	Name:	James Bitetto
	Title:	Assistant Secretary